SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	July 15, 2004 at 11:00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to acquire Scaldia Papier in the Netherlands

HELSINKI, Finland - Stora Enso (NYSE:SEO) today announced that Stora Enso has signed an agreement to acquire Scaldia Papier B.V. from International Paper. Scaldia Papier, which has 180 employees and had net sales of EUR 109 million in 2003 from a sales volume of 55 000 tonnes of paper, will become part of Stora Enso Merchants division. The debt free transaction value is EUR 30 million. The acquisition is expected to be closed in the end August 2004, subject to approval by regulatory authorities.

Stora Enso is acquiring Scaldia Papier to strengthen its presence in the rapidly changing European paper merchant market and to achieve synergies with its Papyrus merchant operations.

Papyrus is a wholly-owned paper merchanting subsidiary of Stora Enso with annual sales of about 500 000 tonnes of paper. Papyrus holds a leading position in the Nordic countries with an average market share of some 40%. Papyrus currently has a presence in twelve European markets, including operations in the Netherlands with net sales of EUR 35 million in 2003 and about 70 employees.

“Scaldia has over the years built a strong identity in the Dutch market for service, quality, assortment and customer base. It will therefore complement and enhance Papyrus’s business in Western Europe and help us achieve critical mass in the Netherlands,” says Mats Nordlander, President of Papyrus.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.papyrus.com

www.storaenso.com

Scaldia Papier is a paper merchant and distributor of computer and office supplies selling printing paper to commercial printers and an assortment of office paper, computer and office supplies to offices and resellers.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel